EXHIBIT 99.33
                                                                   -------------



                                [GRAPHIC OMITTED]
                                 [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
NOVEMBER 19, 2003

VIKING ENERGY ROYALTY TRUST ANNOUNCES THIRD QUARTER 2003 RESULTS
--------------------------------------------------------------------------------

CALGARY, NOVEMBER 19, 2003 - (VKR.UN) Viking Energy Royalty Trust (the "Trust") announces its results for the third quarter of 2003.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

                                              NINE MONTHS ENDED SEPTEMBER 30         %  THREE MONTHS ENDED SEPTEMBER 30        %
($000'S, EXCEPT PER UNIT AND PER BOE (1) AMOUNTS)        2003            2002   Change              2003           2002   Change
---------------------------------------------------------------------------------------------------------------------------------
FINANCIAL                                     $       172,392  $       98,264      75%   $        57,382  $      34,835      65%
Revenue
---------------------------------------------------------------------------------------------------------------------------------
Funds from Operations (2)                     $        89,239  $       50,306      77%   $        27,474  $      18,208      51%
---------------------------------------------------------------------------------------------------------------------------------
Funds from Operations per Unit (2)            $          1.11  $         0.94      18%   $          0.31  $        0.34     (9%)
---------------------------------------------------------------------------------------------------------------------------------
Net Income                                    $        47,085  $       19,541     141%   $         8,713  $       7,817      11%
---------------------------------------------------------------------------------------------------------------------------------
Net Income per Unit (3)                       $          0.52  $         0.37      59%   $          0.08  $        0.14    (29%)
---------------------------------------------------------------------------------------------------------------------------------
Cash Available for Distribution (4)           $        82,734  $       49,621      67%   $        25,148  $      17,977      40%
---------------------------------------------------------------------------------------------------------------------------------
Cash Available for Distribution, per Unit     $          1.03  $         0.93      11%   $          0.28  $        0.33    (15%)
---------------------------------------------------------------------------------------------------------------------------------
Distributions                                 $        81,416  $       46,069      77%   $        28,662  $      16,317      76%
---------------------------------------------------------------------------------------------------------------------------------
Distributions, per Unit (5)                   $          1.02  $         0.86      19%   $          0.32  $        0.30       7%
---------------------------------------------------------------------------------------------------------------------------------
Investor Netback per BOE                      $         17.28  $        14.47      19%   $         14.76  $       15.53     (5%)
---------------------------------------------------------------------------------------------------------------------------------
Debt (6)                                      $       155,283  $       89,201      74%   $       155,283  $      89,201      74%
---------------------------------------------------------------------------------------------------------------------------------
Number of units outstanding at period end          89,713,815      54,520,893      65%        89,713,815     54,520,893      65%
---------------------------------------------------------------------------------------------------------------------------------
Weighted average number of units outstanding       80,194,075      53,523,170      50%        89,484,830     54,388,939      65%
---------------------------------------------------------------------------------------------------------------------------------
OPERATIONAL
Daily Production
---------------------------------------------------------------------------------------------------------------------------------
     Oil (bbls/d)                                      10,638           7,060      51%            11,137          7,051      58%
---------------------------------------------------------------------------------------------------------------------------------
     Liquids (bbls/d)                                     477             326      46%               518            381      36%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas (Mcf/d)                               38,137          31,012      23%            40,706         30,968      31%
---------------------------------------------------------------------------------------------------------------------------------
     Total (BOE/d at 6:1)                              17,471          12,555      39%            18,439         12,593      46%
---------------------------------------------------------------------------------------------------------------------------------
Average Prices
---------------------------------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl, before hedging)        $         37.59  $        34.58       9%   $         35.23  $       39.59    (11%)
---------------------------------------------------------------------------------------------------------------------------------
     Crude Oil ($/bbl, after hedging)         $         35.33  $        33.73       5%   $         33.86  $       36.28     (7%)
---------------------------------------------------------------------------------------------------------------------------------
     Liquids ($/bbl)                          $         34.20  $        23.85      43%   $         30.68  $       24.70      24%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf before hedging)       $          6.78  $         3.46      96%   $          5.80  $        3.26      78%
---------------------------------------------------------------------------------------------------------------------------------
     Natural Gas ($/Mcf after hedging)        $          6.26  $         3.67      71%   $          5.64  $        3.67      54%
---------------------------------------------------------------------------------------------------------------------------------
     Total ($/BOE)                            $         36.14  $        28.67      26%   $         33.83  $       30.09      12%
---------------------------------------------------------------------------------------------------------------------------------

(1) BOE: barrels of oil equivalent - 6 Mcf of natural gas equals one barrel of oil.
(2) Management uses funds from operations or cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Funds from operations as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Funds from operations as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.
(3) Net income per Unit is calculated after the removal of interest payments to be made to Convertible Debenture holders of $5,551,000 for the nine months ended September 30, 2003 and $1,987,000 for the three months ended September 30, 2003.
(4)  See Note 6 to the Consolidated Financial Statements.
(5)  Declared distributions if Unit held throughout the period.
(6)  Debt for 2002 is at December 31, 2002.

HIGHLIGHTS

         o Production remained steady for Q3 at 18,439 BOE/d compared to 18,950 BOE/d in the second quarter. YTD 2003 production averaged 17,471 BOE/d compared to 12,555 BOE/d in 2002.

         o Distributions for the third quarter were $28.7 million ($0.32 per Unit) bringing YTD distributions to $81.4 million ($1.02 per Unit). This compares to $16.3 million ($0.30 per Unit) in Q3 2002 and YTD 2002 distributions of $46.1 million ($0.86 per
                  Unit).

         o Management team and Board strengthened with addition of experienced individuals.

         o Diverse portfolio allows the trust to manage and offset some under-performing properties with some stronger-than-expected results.

         o Strong pricing environment has offset the effects of rising Canadian dollar.

Overall, results of the Trust for the nine months ended September 30, 2003 remained strong compared to 2002 due to a higher pricing environment and increased production from 2003 acquisitions. Compared to the prior year, revenue of $172.4 million was up 75% and on a quarterly basis revenues were $57.4 million, an increase of 65% over 2002. Cash available for distribution for the nine months ended September 30, 2003 of $82.7 million has increased by 67% over the prior year. Distributions declared per unit for 2003 have increased to $1.02 per Unit from $0.86 per Unit in 2002, an increase of 19%.

Production for Q3 2003 remained steady at 18,439 BOE/d compared to 18,950 BOE/d in the second quarter, bringing YTD 2003 production to an average of 17,471 BOE/d. Distributions for the three months ended September 30, 2003 were $28.7 million ($0.32 per Unit), representing 104% of funds from operations ($0.31 per Unit) and 114% of cash available for distribution of $25.1 million ($0.28 per
Unit). On a year-to-date basis, distributions of $81.4 million ($1.02 per Unit) represents 91% of funds from operations ($1.11 per Unit) and 98% of the total cash available for distribution of $82.7 million ($1.03 per Unit). Investor netbacks of $14.76 per BOE in the third quarter, decreased by $2.17 per BOE from its second quarter comparative. Of this amount, 70% was driven by a weaker natural gas price which continued to decrease in the third quarter by $1.01 per Mcf to $5.80 per Mcf before hedging.

The following table reflects the impact of Q3 2003 activity by reconciling Q2 2003 funds from operations to Q3 funds from operations:

                                                            (millions)
         -------------------------------------------------------------
         Q2 Funds from Operations                           $    31.5
         Commodity prices                                        (3.9)
         Reduced hedging loss                                     0.4
         Operating expenses                                      (0.7)
         Royalties & taxes                                        0.4
         Interest                                                 0.2
         Production volumes                                      (0.4)
         -------------------------------------------------------------
         Q3 Funds from Operations                           $    27.5
         =============================================================

STRENGTHENING THE TRUST'S MANAGEMENT

The Trust has strengthened the senior management team with the appointment of Mr. John McGilvary as Chief Operating Officer (C.O.O) on July 1st, 2003. As C.O.O., Mr. McGilvary is responsible for overseeing all technical analysis of Viking's current asset base as well as potential acquisitions. This analysis includes the review of reserves, production management and asset exploitation opportunities. Mr. McGilvary is a professional geologist who brings 30 years of oil and gas industry experience to the Trust. Over the past six years, he has provided geological and administrative services to the Trust. As part of the changes to the management team, the Trust also accepted the resignations of two senior officers. Concurrent with these changes, the Trust also strengthened its technical team by hiring an additional five professionals; two senior geologists, a senior reservoir engineer and two engineers. These additions, augmenting the existing strong group, will ensure Viking continues to proactively manage and evaluate opportunities within its current asset base and strengthen its ability to source, identify and complete value-added acquisitions.

ACQUISITION UPDATES

The technical team has been re-evaluating and re-mapping many of the KeyWest properties. The focus has been on high-grading Viking's prospects. This has resulted in a deferral or cancellation of a number of KeyWest planned capital projects and the generation of a number of new opportunities. This team is also reviewing in detail the Trust's reserve base. Viking's independent reserve evaluators are just beginning their annual evaluation of all major properties and we expect to have the final audited results in due course at the end of January 2004 as has been the case in prior years.

Overall, year-to-date performance of some specific properties within the KeyWest assets is mixed, with some performing below expectations and some better than expected. Overall, production from the KeyWest properties since Viking acquired them on February 26, 2003, has averaged approximately 7,205 BOE per day which is approximately 11% below initial forecast levels of 8,100 BOE per day. The second quarter property acquisition of the Alexis Unit and West Cove area have produced excellent results to date. Development activity in the West Cove area has initially increased net natural gas production to the Trust by approximately 3.5 MMcf per day with new production from two successful natural gas wells drilled in the latter part of the third quarter. Production from this group of assets for the third quarter was 822 BOE per day compared to acquired production of 656 BOE per day.

FORWARD-LOOKING INFORMATION

Because forward-looking information addresses future events and conditions, it involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking information. These risks and uncertainties include commodity price levels; production levels; the recoverability of reserves; transportation availability and costs; operating and other costs; interest rates and currency exchange rates; and changes in environmental and other legislation and regulations. Please refer to the Trust's annual report for more detail as to the nature of these risks and uncertainties.

MANAGEMENT DISCUSSION & ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the nine and three months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

The Trust declared distributions of $28.7 million ($0.32 per Unit) for the three months ended September 30, 2003, which is 114% of cash available for distribution of $25.1 million ($0.28 per Unit). On a year-to-date basis, distributions are $81.4 million ($1.02 per Unit), which is 98% of cash available for distribution of $82.7 million. The main driver of the decrease in cash available for distribution in the third quarter of 2003 from the second quarter was the decline in the natural gas price. Quarter-over-quarter in 2003, the natural gas price netback after hedging decreased by $0.69 per Mcf to $5.64 per Mcf, accounting for 95% of the net $1.52 per BOE decrease in the overall third quarter sales netback.

Investor netbacks for the quarter have decreased $2.17 per BOE to $14.76. In addition to the pricing impact of $1.52, which accounts for 70% of the netback decrease, increased expenses, minor production declines and one-time severance expenses have contributed to the overall investor netback decrease.

PRODUCTION

Daily production was 18,439 BOE in the third quarter this year compared to 12,593 BOE for the same period in 2002, an increase of 5,846 BOE per day or 46%. Production for the nine months ended September 30, 2003 has increased to 17,471 BOE/d from 12,555 BOE/d for the same period in 2002 as a result of the KeyWest acquisition. Year-to-date crude oil production has increased 3,578 bbl/d or 51% to 10,638 bbl/d and third quarter 2003 production increased 4,086 bbl per day to 11,137 bbl/d when compared to the same period in 2002. Natural gas production has increased by 7,125 Mcf/d or 23% year-over-year to 38,137 Mcf/d. Natural gas production for the quarter was 40,706 Mcf/d, an increase of 9,738 Mcf/d, more than half of which relates to the Eastern Gas property from KeyWest. The balance is from the Alexis/Westcove asset acquisition completed in May of this year. Viking's 2003 year-to-date production split is weighted at approximately 65% crude oil and natural gas liquids and 35% natural gas production compared with its 2002 production split of 59% oil and liquids and 41% natural gas. Looking ahead to the fourth quarter, management estimates that production will average approximately 18,000 BOE per day.

OPERATING AND INVESTOR NETBACKS
(AMOUNTS ARE PER BOE)                        YTD 2003     YTD 2002     % change       Q3 2003        Q3 2002     % change
--------------------------------------------------------------------------------------------------------------------------
Sales                                         $ 36.14      $ 28.67          26%       $ 33.83        $ 30.09          12%
Royalties                                        6.50         3.71          75%          6.15           3.94          56%
Operating Expenses                               8.13         7.80           4%          8.38           7.69           9%
Abandonment Reserve                              0.20         0.20          --           0.20           0.20          --
--------------------------------------------------------------------------------------------------------------------------
OPERATING NETBACK                               21.31        16.96          26%         19.10          18.26           5%
--------------------------------------------------------------------------------------------------------------------------
G&A                                              1.34         0.96          40%          1.44           1.02          41%
Internalization and Severance Expense            0.26           --         100%          0.39             --         100%
Management Fees                                    --         0.62       (100%)            --           0.68       (100%)
Interest Expense                                 1.05         0.75          40%          1.09           0.93          17%
Capital & Other Taxes                            0.22         0.16          38%          0.25           0.10         150%
Convertible Debenture Interest                   1.16           --         100%          1.17             --         100%
--------------------------------------------------------------------------------------------------------------------------
INVESTOR NETBACK                              $ 17.28      $ 14.47          19%       $ 14.76        $ 15.53         (5%)
==========================================================================================================================


SALES & PRICES

Higher commodity prices resulted in a total realized sales netback before hedging of $35.02 per BOE for the quarter compared to $30.93 per BOE in 2002, an increase of $4.09 per BOE. In the third quarter, average West Texas Intermediate
(WTI) oil prices increased by US$1.29 to US$30.20 per bbl when compared to the second quarter. Oil prices remained volatile throughout the quarter with WTI prices ranging from a low of $US 26.93 per bbl to a high of $32.39. OPEC continues to have a significant impact on world oil prices as its announcement on September 24, 2003, to decrease daily production by 900,000 barrels helped to push the WTI oil price up over $29.00 by the end of the month. The Canadian dollar remained strong against its US counterpart throughout the third quarter with little change from the second quarter. It should be noted that as a result of a stronger Canadian dollar this year, oil price benchmark netbacks for the third quarter were $5.52 per bbl lower than they would have been using a 2002 comparable period exchange rate. The following table demonstrates the impact the rising value of the Canadian dollar has had on the Canadian netback of WTI prices:

                                    NINE MONTHS ENDED SEPTEMBER 30, 2003                 THREE MONTHS ENDED SEPT. 30, 2003
--------------------------------------------------------------------------------------------------------------------------
                                  Avg. YTD           Avg.       $CDN value       Q3 Avg. WTI          Avg.      $CDN value
                                 WTI Oil price    Exchange           of            Oil Price        Exchange          of
                                  ($US/bbl)         Rate            WTI           ($US/bbl)           Rate           WTI
--------------------------------------------------------------------------------------------------------------------------
2002 Exchange Rate                  30.99           0.64           48.67            30.20             0.64         47.20
--------------------------------------------------------------------------------------------------------------------------
2003 Exchange Rate                  30.99           0.70           44.30            30.20             0.72         41.68
--------------------------------------------------------------------------------------------------------------------------
Decrease in Canadian                  --            0.06           (4.37)             --              0.08         (5.52)
benchmark netbacks
==========================================================================================================================

Natural gas prices continued to fall in the third quarter and weakened significantly from the second quarter. The AECO daily price index fell nearly $1.00 per Mcf to $5.84 per Mcf in the third quarter. However, when compared to the prior year, natural gas prices before hedging are 78% higher for the quarter and 96% higher on a year-to-date basis. Natural gas prices received by the Trust decreased in the third quarter to $5.80 per Mcf before hedging and after transportation costs compared to $6.81 per Mcf in the second quarter.

PRICING OUTLOOK

Continued unrest in the Middle East and potential disruption of oil supply coupled with concern about adequate heating oil supplies leading into the winter months continues to offer support for oil prices. This is more than offset by a strong Canadian dollar, which gained an additional 2% in October from September. This small increase reduced benchmark netbacks by Cdn$1.25 on each barrel of oil sold in October. Therefore, management expects Viking's realized crude oil sales price to average approximately $33.00-36.00 per barrel in the fourth quarter.

On October 31, 2003, U.S. natural gas stocks were 10 Bcf higher than this time last year and 95 Bcf above the 5-year average, and they are continuing to build. Normally, gas withdrawals begin by the first week of November commensurate with cold weather. With the present relative over-supply, it appears that withdrawals are required beginning in mid-November. This should support prices at current levels.

The following table relays the trends of commodity prices over the last year on a quarterly basis as well as the market's expectation for the next four quarters of forward commodity prices based on futures trading prices. Viking receives approximately 85% of the posted Edmonton Par price for crude oil sales.

-----------------------------------------------------------------------------------------------------------------------------------
BENCHMARK COMMODITY PRICES                           PAST FOUR QUARTERS                             NEXT FOUR QUARTERS
                                                          (ACTUAL)                                  (FORWARD MARKETS)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Q4/02       Q1/03      Q2/03      Q3/03      Q4/03       Q1/04       Q2/04       Q3/04
-----------------------------------------------------------------------------------------------------------------------------------
Natural Gas Nymex        ($US/Mcf)          3.99        6.61       5.48       5.10       4.81        5.26        4.71        4.71
-----------------------------------------------------------------------------------------------------------------------------------
AECO monthly            ($Cdn/Mcf)          5.26        7.93       7.00       6.29       5.43        5.78        4.98        5.02
-----------------------------------------------------------------------------------------------------------------------------------
Crude Oil WTI            ($US/bbl)         28.15       33.86      28.91      30.20      31.14       31.29       29.71       28.43
-----------------------------------------------------------------------------------------------------------------------------------
Edmonton Par            ($Cdn/bbl)         42.54       50.81      40.92      40.67      39.39       39.62       37.68       36.13
-----------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange    ($1 Cdn: $1US)          0.64        0.66       0.72       0.72       0.76        0.77        0.76        0.76
-----------------------------------------------------------------------------------------------------------------------------------

RISK MANAGEMENT PROGRAM

Viking has always had a very active hedging program aimed at stabilizing distributions by establishing support levels for commodity prices at or above the Trust's forecasts. Details of the Trust's hedges are in the notes to the interim consolidated financial statements. During the quarter, the Trust hedged 48% of its oil sales and 42% of its natural gas production for a total of 44% of the Trust's Q3 production. The Trust realized net hedging losses for the quarter of $2.0 million or $0.02 per Trust Unit compared to a loss of $0.9 million or $0.02 per Trust Unit in the same quarter last year. Year-to-date losses in 2003 were $12.0 million or $0.15 per Trust Unit compared with a net gain of $0.2 million for the same period in 2002. The impact of this on the Trust's overall sales netback was to reduce it by $1.19 per BOE. On a year-to-date basis, hedging activities have reduced overall sales netbacks by $2.52 per BOE.

For the balance of 2003 the Trust has hedged 4,000 barrels per day, approximately 38% of its current oil production, using collars with an average Canadian floor price of $26.00 per barrel and an average Canadian ceiling price of $37.44 per barrel. Additionally, Viking has a swap in place hedging 500 barrels per day of oil, or approximately 5% of its current oil production, at an average Canadian price of $32.91 per barrel. For the balance of 2003 the Trust has also hedged an average of 7.9 MMcf per day, or 20% of its forecast natural gas production, at an average Canadian price of $6.25 per Mcf. A further 7.0 MMcf per day of gas, or 18% of current production, is protected through collars with an average Canadian floor price of $4.70 per Mcf and an average ceiling price of $7.11 for the balance of 2003. For 2004, the Trust has less than 10% of its overall forecast production hedged.

ROYALTIES

Royalties of $6.15 per BOE for the quarter and $6.50 per BOE year-to-date are up 56% and 75% respectively over last year. As a percentage of revenue the Trust's royalty rate has increased to 16.8% from 13.0% in the same period last year. There are three main factors contributing to this increase. The first is that the KeyWest assets are mainly freehold properties, which generally have a higher royalty rate attached to them. Secondly, year-over-year natural gas prices are significantly higher. Since crown royalties on natural gas properties have a sliding scale royalty rate it is expected that higher prices will result in higher overall royalty rates. Finally, in the prior year the Trust realized a significant credit on its gas crown royalties.

OPERATING EXPENSES

Year-to-date operating costs are $8.13 per BOE in 2003 compared to $7.80 per BOE in 2002, an increase of 4%. For the quarter, operating costs rose to $8.38 per BOE compared with $7.69 per BOE in 2002, an increase of $0.69 per BOE. The main reason for the increase on both a year-to-date and third quarter basis over 2002 was due to increased power costs. The following table shows the change in power costs relative to the Trust's overall operating expenses:

---------------------------------------------------------------------------------------------------------------------------------
                                 YTD               YTD            INCREASE           Q3              Q3               INCREASE
(all costs are $/BOE)      SEPT. 30, 2003     SEPT. 30, 2002     (DECREASE)         2003            2002             (DECREASE)
---------------------------------------------------------------------------------------------------------------------------------
Power Expense                   $2.25             $1.60             $0.65          $1.88            $1.20              $0.68
---------------------------------------------------------------------------------------------------------------------------------
Operating Expenses              $8.13             $7.80             $0.33          $8.38            $7.69              $0.69
---------------------------------------------------------------------------------------------------------------------------------
Power as % of Op Ex              28%               21%               n/a            22%              16%                n/a
---------------------------------------------------------------------------------------------------------------------------------

The average power price for Viking in the third quarter was $63.75 per Megawatt hour (MWH) compared to $35.97 in the same period last year. Since power prices have a correlation to natural gas prices, this increase is consistent and expected with the increase in natural gas prices over 2002. To manage a portion of the Trust's exposure to these fluctuations in power costs, management has used power commodity and heat swap hedges. The Trust realized gains of $0.5 million year-to-date and $0.3 million for the quarter compared to losses of $0.1 million for both the nine months and three months ended September 30, 2002.

In comparing third quarter operating costs to the second quarter of 2003, there was an increase of $0.53 per BOE. The two most significant factors contributing to the increase on a BOE basis were a decrease in production, accounting for $0.14, and the settlement of some disputed processing charges dating back to the beginning of 2002, which impacted operating costs in the current quarter by $0.26 per BOE. The balance related to annual facility and plant turnaround activities.

Looking forward to the fourth quarter, management estimates that power costs will likely remain similar to the third quarter, with an estimated power pool price of approximately $62.30 per MWH. As a result, overall operating costs for the fourth quarter are expected to remain consistent with the nine months ended September 30, 2003.

GENERAL & ADMINISTRATIVE EXPENSES, INTERNALIZATION & SEVERANCE

Recurring general and administrative ("G&A") expenses for the nine months ended September 30, 2003 have increased $0.38 per BOE to $1.34 per BOE compared to the same period in 2002. The main reason for the increase is due to additional staff required after acquiring KeyWest at the end of February. For the quarter, recurring expenses have increased by $0.18 per BOE. This increase primarily relates to higher salaries and benefits due to previously discussed staff changes and the addition of staff from the KeyWest acquisition.

As a result of the internalization of management no management fees were chargeable to the Trust in 2003. If management fees had been charged in 2003, year-to-date expenses would have been increased by $0.69 per BOE. By the end of the third quarter of 2003, the internalization transaction cost of $8.3 million has already paid out after taking into consideration fees that would have been charged on current year acquisitions and management fees. The internalization and severance expense for the current year of $1.3 million on the interim consolidated income statement reflects one-time severance and transition costs from the internalization of management. Of the year-to-date balance for these expenses, $0.2 million was a non-cash transaction paid out in Trust Units. Management is forecasting fourth quarter recurring G&A to be $1.50 per BOE, a 4% increase over the third quarter reflecting the ever-increasing regulatory costs.

INTEREST EXPENSE & LIQUIDITY

Interest expense for the third quarter of 2003 was $1.09 per BOE, an increase of 17% when compared to the third quarter of 2002. The reason for the year-over-year increase is due to the debt assumed with the KeyWest acquisition. This increase was partially offset by a financing completed in May 2003, which funded the $23.8 million acquisition of the Alexis/West Cove assets as well as a portion of the current year capital program. On a year-to-date basis interest expense was $1.05 per BOE compared to $0.75 per BOE for the same period in 2002, again due to increased borrowing levels.

Prime business borrowing rates for the third quarter of 2003 have increased to 4.7% compared to 4.5% for the same period in 2002. The prime business cost of borrowing on a year-to-date basis has increased by 0.6% to 4.75% when compared to 2002. As of November 17, 2003, the prime interest rate was 4.5% and is expected to remain at this rate for the balance of 2003.

Viking also issued $75 million in 10.5% Convertible Debentures (the "Debentures") in early January to fund the cash portion of the acquisition of KeyWest. As of September 30, 2003, $702,000 in Debentures had been converted into Trust Units. The Debentures meet the criteria as set out in Canadian GAAP to be treated as equity and not debt, therefore all interest payments are treated as a reduction of equity similar to Unitholder distributions and not as interest expense. Interest payments are made semi-annually on January and July
31. The first payment was made on July 31, 2003 on all outstanding convertible debentures. Unitholders are not entitled to the cash required to pay the interest on these debentures and therefore in the determination of distributable income (a non-GAAP measure used by the Trust as set out in its Trust Indenture to determine how much cash is available to distribute to Unitholders), the interest related to the convertible debentures is deducted.

As at September 30, 2003, the Trust had drawn $155.3 million on its credit facilities. On October 7, 2003, the Trust closed a Trust Unit financing for net proceeds of $40.4 million through the issuance of 6.8 million Trust Units at a price of $6.30 per Trust Unit. All of the proceeds were used to reduce the Trust's bank borrowings, leaving the Trust with a strong balance sheet with bank debt that is 1.1 times forecast 2003 cash flow. If the debentures were treated as debt, this ratio would increase to 1.8 times forecast 2003 cash flow.

Subsequent to September 30, 2003, the Trust now has a revolving term borrowing limit of $185.0 million, down from $210.0 million and maintains an operating line of credit of $15.0 million for a total borrowing limit of $200.0 million.

INVESTOR NETBACK

Overall, a weaker price netback environment coupled with higher expenses has resulted in a quarter-over-quarter decrease in investor netback of $2.17 per BOE when comparing the second and third quarters of 2003. Compared with the prior year investor netbacks are still relatively high on a year-to-date basis, having increased 19% to $17.28 per BOE compared to $14.47 for the same period in 2002. This increase is mainly attributable to higher natural gas sales netbacks over the period.

FUTURE INCOME TAXES & GOODWILL

Future income taxes arise for the Trust on corporate acquisitions. The liability is determined by taking the difference between the fair value of the capital assets and the tax pools estimated as at the acquisition date, and multiplying this difference by the current income tax rate. The offset to the future income tax balance is added to the capital asset balance. As a result, depletion expense increases. However, the future income tax liability is depleted at the same rate and over time should offset the increased depletion expense. For the KeyWest acquisition, this future income tax amount, when added to the purchase price, is greater than the fair value of the capital assets and results in the allocation of goodwill on the balance sheet. Management will continue its review of the assets and liabilities of KeyWest to the end of December 2003, which may provide for minor changes in the allocation of the purchase price. In the second quarter, a revision of estimated future tax rates resulted in the recognition of a one-time future income tax recovery of approximately $9.0 million. The revision of estimated tax rates is based on the Trust's tax structure.

CAPITAL EXPENDITURES

Total capital expenditures (excluding acquisition and divestiture activity) for the year incurred to the end of September 2003 were $22.1 million. Of this amount, the cash portion was $19.1 million as presented on the interim consolidated statement of cash flows. Capital expenditures for the quarter were $8.2 million. During the quarter $6.3 million was paid in cash for capital expenditures.

In the Channel Lake area, a net $1.7 million was spent on a successful 20-well in-fill natural gas-drilling program that was completed and tied in late in the third quarter to manage the decline in this area. In the West Cove area that was acquired in May, three natural gas wells were tied-in and two successful natural gas wells were drilled in the third quarter. These two wells were tied-in and brought on production at the end of September. The cost of these programs net to the Trust to the end of September 2003 was $1.7 million, with initial production averaging 3.5 MMcf per day. In the Bashaw area, one successful oil well was drilled and completed by the end of September. Initial production in October for this well was 250 BOE/d. The second well should be completed and brought on production towards the end of the fourth quarter. The net cost to the Trust to date for these wells was $0.9 million.

Some of the Trust's smaller programs for the quarter included another successful refrac program in the Eagle Lake area and an eight-well re-perforation and stimulation program at Smiley and Whiteside. The net cost to the Trust for these programs was approximately $0.7 million in the third quarter and added approximately 120 BOE per day of initial production.

At Bassano, $0.7 million was spent in the third quarter on maintenance capital, two well recompletions and pipeline tie-ins. At Bellshill, the three horizontal wells drilled and completed at the end of the second quarter were brought onto production early in the third quarter for a net cost of $0.6 million. The balance of the capital expenditures for the quarter was miscellaneous maintenance capital or minor amounts spent to complete earlier capital programs.

Capital Expenditures in the fourth quarter are expected to be approximately $4.0 million. Of this amount $1.2 million is planned for the Chin Coulee area where two oil wells and two water injection wells are planned. At Bashaw $1.0 million has been committed for another oil well to be drilled and some facility work. The balance of $1.8 million is committed to two pilot wells for coal bed methane, two more natural gas wells in the West Cove area and two potential oil wells at Bassano.

GOING FORWARD

The Trust is pleased to announce the appointment of two new directors by the Board on October 21, 2003. We would like to welcome, William A. Friley, former President of Triumph Energy Ltd. and David J. Boone, former Executive VP and COO of PanCanadian Petroleum Ltd.

The Trust has declared a distribution of $0.10 per Unit to Unitholders of record for the month of October and $0.08 per Unit for each of the months of November and December. The November distribution will be paid on December 15, 2003 bring the Trust's year-to-date distributions declared to $1.28 per Unit. Viking continues to be focused on projects that provide sustainable cash flows, supported by steady production and price protection through active hedging. The ability of the Trust to sustain current distribution levels will depend on the strength of commodity prices. With a new technical team focused on exploiting Viking's existing property base and seeking out solid accretive external opportunities supported by a strong balance sheet, Viking remains committed to its goal of managing the Trust for long-term returns.

CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED EARNINGS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                            NINE MONTHS ENDED SEPTEMBER 30         THREE MONTHS ENDED SEPTEMBER 30
                                                                   2003               2002                2003                2002
-----------------------------------------------------------------------------------------------------------------------------------
REVENUE
 Oil and natural gas                                     $      172,392   $         98,264      $       57,382    $         34,835
 Royalties                                                      (30,973)           (12,714)            (10,426)             (4,568)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                141,419             85,550              46,956              30,267
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
 Operating                                                       38,800             26,718              14,207               8,906
 General and administrative                                       6,414              3,275               2,443               1,177
 Severance and internalization expense (Note 10)                  1,262                 --                 657                  --
 Management fee                                                      --              2,121                  --                 783
 Interest                                                         5,001              2,585               1,841               1,076
 Capital and other taxes                                          1,054                545                 419                 117
 Depletion, depreciation and amortization                        57,593             34,394              21,202              11,628
 Future income tax recovery (Note 9)                            (15,790)            (3,629)             (2,526)             (1,237)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 94,334             66,009              38,243              22,450
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME FOR THE PERIOD (NOTE 11)                      $       47,085   $         19,541      $        8,713    $          7,817
-----------------------------------------------------------------------------------------------------------------------------------
Accumulated earnings - opening                                   43,052             26,141
ACCUMULATED EARNINGS - CLOSING                           $       90,137   $         45,682
===========================================================================================

CONSOLIDATED BALANCE SHEETS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                                                 SEPTEMBER         December 31
                                                                                      2003                2002
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets
     Accounts receivable                                                      $     24,786       $      20,991
     Prepaid expenses                                                                3,811               2,599
---------------------------------------------------------------------------------------------------------------
                                                                                    28,597              23,590
---------------------------------------------------------------------------------------------------------------

Capital assets (Note 2)                                                            673,711             365,512
Reclamation fund                                                                     3,898               2,944
Goodwill (Note 2)                                                                   74,024                  --
Other investments                                                                    1,014               1,054
---------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                  $    781,244       $     393,100
---------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
     Accounts payable                                                         $     25,774       $      17,301
     Unitholder and debenture distributions payable                                 10,318               5,472
     Due to related party - cash portion                                                --               2,750
     Due to related party - Trust Unit portion                                         174               4,367
     Current portion of bank loan (Note 4)                                              --               7,731
---------------------------------------------------------------------------------------------------------------
                                                                                    36,266              37,621
---------------------------------------------------------------------------------------------------------------

Bank loan (Note 4)                                                                 155,283              85,037
Future income taxes (Note 2)                                                        86,487              38,130
Provision for site restoration (Note 2)                                              6,111               3,150
---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                  284,147             163,938
---------------------------------------------------------------------------------------------------------------

UNITHOLDERS' EQUITY
Unitholders' capital (Note 5)                                                      732,551             424,734
Accumulated earnings                                                                90,137              43,052
Accumulated Unitholder and debenture distributions (Note 7)                       (325,591)           (238,624)
---------------------------------------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                                          497,097             229,162
---------------------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                                     $    781,244       $     393,100
===============================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED-THOUSANDS OF DOLLARS)

                                                                        NINE MONTHS ENDED      THREE MONTHS ENDED
                                                                             SEPTEMBER 30            SEPTEMBER 30
---------------------------------------------------------------------------------------------------------------------------
                                                                         2003        2002        2003        2002
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES                                                 $ 47,085    $ 19,541    $  8,713    $  7,817
Net income Add items not involving cash:
Depletion, depreciation and amortization                               57,593      34,394      21,202      11,628
Future income tax recovery                                            (15,790)     (3,629)     (2,526)     (1,237)
Other expenses                                                            351          --          85          --
---------------------------------------------------------------------------------------------------------------------------
Funds from operations                                                  89,239      50,306      27,474      18,208
Changes in operating working capital                                   (1,327)     (2,006)        781      (1,215)
---------------------------------------------------------------------------------------------------------------------------
                                                                       87,912      48,300      28,255      16,993
---------------------------------------------------------------------------------------------------------------------------
                                                                       55,179      23,603       3,614       2,338
FINANCING ACTIVITIES
Issuance of Trust Units (Note 5)
Issuance of convertible debentures (Notes 5 and 8)                     75,000          --          --          --
Issue costs (Note 5)                                                   (6,186)     (1,284)       (129)        (22)
Convertible debenture interest                                         (4,204)         --      (4,188)         --
Unitholder distributions                                              (74,590)    (45,722)    (28,835)    (16,282)
Bank Loan (Note 4)                                                    (15,125)     (2,336)      8,099       1,677
---------------------------------------------------------------------------------------------------------------------------
                                                                       30,074     (25,739)    (21,439)    (12,289)
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisition of KeyWest Energy Corporation (Note 2)                    (73,038)         --        (397)         --
Acquisition of Landover Energy Inc.                                        --      (7,682)         --          --
Due to related party - cash portion and internalization costs          (2,981)         --        (128)         --
Acquisition and disposals of oil & gas properties (Note 3)            (21,898)      4,700         360        (658)
Capital development expenditures                                      (19,115)    (18,894)     (6,312)     (3,815)
Contributions to reclamation fund                                        (954)       (685)       (339)       (231)
---------------------------------------------------------------------------------------------------------------------------
                                                                     (117,986)    (22,561)     (6,816)     (4,704)
---------------------------------------------------------------------------------------------------------------------------
CHANGE IN CASH                                                       $     --    $     --    $     --    $     --
===========================================================================================================================
The Trust paid the following cash amounts:
Interest                                                             $  5,520    $  2,575    $  2,020    $  1,097
Capital & Current Taxes                                              $    598    $    545    $    127    $    312
---------------------------------------------------------------------------------------------------------------------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 2003 AND 2002

1.       ACCOUNTING POLICIES

         These interim consolidated financial statements have been prepared based on the same accounting policies as the December 31, 2002 consolidated financial statements except as noted below. The note disclosure requirements for the annual consolidated financial statements provide additional disclosure to that required for the interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Trust's 2002 annual report.

         GOODWILL

         Under the terms of section 1581 of the CICA Handbook, goodwill must be recorded upon a corporate acquisition when the total purchase price exceeds the identifiable assets and liabilities of the acquired company. The goodwill balance is not amortized but instead is assessed for impairment annually. Impairment is determined based on the fair value of the reporting entity (the Consolidated Trust) compared to the book value of the reporting entity. Any impairment will be charged to earnings in the period in which the fair value of the reporting entity is below the book value.

2.       ACQUISITION OF KEYWEST ENERGY CORPORATION

         Effective February 26, 2003, a subsidiary of the Trust acquired 100% of the outstanding shares of KeyWest Energy Corporation ("KeyWest") under a plan of arrangement in exchange for consideration of $66.0 million in cash and the issuance of 24.9 million Trust Units. The total purchase price, before the assumption of debt and acquisition costs was $241.9 million. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired based on their fair values. The excess of the purchase price over the fair values of the identifiable net assets of $74.0 million has been allocated to goodwill.

         The determination of the purchase price of the acquisition and allocation to the assets and liabilities of the acquired company are estimated as follows:

                                                                                    (000S)
         ----------------------------------------------------------------------------------
         Value of Viking Trust Units issued                                     $  175,931
         Cash consideration                                                         66,000
         ----------------------------------------------------------------------------------
         Purchase Price                                                            241,931
         ----------------------------------------------------------------------------------
         Debt assumed                                                               77,639
         February distributions related to units issued on acquisition               2,738
         Related expenses and fees                                                   4,340
         ----------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,648
         ==================================================================================

         Purchase price allocation:
         ----------------------------------------------------------------------------------
         Net working capital deficit                                            $     (999)
         Provision for future site restoration                                      (2,230)
         Future income taxes                                                       (64,147)
         Goodwill                                                                   74,024
         Capital assets                                                            320,000
         ----------------------------------------------------------------------------------
         Total Purchase Price                                                   $  326,648
         ==================================================================================

         Management is still completing its review of the capital assets acquired through this business acquisition, therefore the purchase price equation is subject to change based on the final determination of assets and liabilities acquired.

3.       PROPERTY ACQUISITION

         Effective May 15, 2003, the Trust acquired a package of properties of which the principal producing property is the Alexis Unit which produces mainly from the Banff pool for total cash consideration of $23,764,000.

4.       BANK LOAN

         As a result of the completion of the KeyWest acquisition, the Trust's revolving borrowing limit was increased to $210.0 million and the operating line was increased to $15.0 million, for a total borrowing limit of $225.0 million. The Trust's credit facilities have been renewed to June 20, 2004, with the same terms as described in the notes to the consolidated financial statements for the year ended December 31, 2002. (See Note 13 - Subsequent Events)

5.       UNITHOLDERS' CAPITAL

         AUTHORIZED
         Unlimited number of Trust Units
         ISSUED                                                          NO. OF UNITS (000'S)        (000'S)
         ----------------------------------------------------------------------------------------------------
         Balance, December 31, 2002                                                    54,715   $   424,734
         Units issued with respect to KeyWest Acquisition                              24,888       175,931
         Issue of Convertible Debentures (Note 8)                                          --        75,000
         Less: Issue Costs                                                                 --       (3,370)
         Units issued - Internalization of the Manager                                    654         4,566
         Distribution Reinvestment Plan                                                   532         3,371
         Employee options                                                                 828         4,735
         Debenture Conversion (a) (Note 8)                                                 97            --
         Trust Unit Public Offering May 29, 2003                                        8,000        50,400
         Less: Issue Costs                                                                 --       (2,816)
         ----------------------------------------------------------------------------------------------------
         Balance, September 30, 2003 (See Note 13 - Subsequent Events)                 89,714    $  732,551
         ====================================================================================================

         (a) For the nine months ending September 30, 2003, 702 debentures were converted which resulted in the issuance of 96,825 Trust Units.

         The Unit Option Plan allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The Trust has determined that amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.

         Compensation cost for pro-forma disclosure is therefore determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the three months ended and nine months ended September 30, 2003, net income would be reduced by $38,551 and $115,652 (2002 - $82,000 and $161,000) respectively.

         The options have ten-year terms with expiry dates of August 2009 through July 2013. The weighted average remaining contract term of the options at September 30, 2003 is 8.3 years. The exercise price of the options outstanding at September 30, 2003 ranged from $6.10 to $8.55. The number of Units and exercise prices of options are detailed in the table below:

         (000'S - EXCEPT PER UNIT AMOUNTS)
         ----------------------------------------------------------------------------------------------------------------------
                                                        NINE MONTHS ENDED SEPTEMBER 30         THREE MONTHS ENDED SEPTEMBER 30
         ----------------------------------------------------------------------------------------------------------------------
                                                              Unit      Weighted Average              Unit    Weighted Average
                                                           Options        Exercise Price           Options      Exercise Price
         ----------------------------------------------------------------------------------------------------------------------
         Beginning of period                                 3,387        $         7.37             3,466     $          6.40
         Granted                                               778                  6.45               440                6.57
         Exercised                                            (828)                 6.65              (639)               6.60
         Cancelled                                            (253)                 6.75              (183)               6.92
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding before ratchet-down                     3,084                  7.38             3,084                7.38
         Ratchet-down reduction (a)                             --                 (1.00)               --               (1.00)
         ----------------------------------------------------------------------------------------------------------------------
         Outstanding, end of period                          3,084        $         6.38             3,084     $          6.38
         ----------------------------------------------------------------------------------------------------------------------

         Exercisable before ratchet-down                     1,237        $         7.67
         Ratchet-down reduction (a)                             --                 (1.14)
         ------------------------------------------------------------------------------------
         Exercisable, end of period after ratchet-down       1,237        $         6.53
         ====================================================================================

         (a) The above Ratchet-down reduction is available to Unit option holders at October 1, 2003.

6.       RECONCILIATION OF UNITHOLDER DISTRIBUTIONS DECLARED
         (000'S EXCEPT PER UNIT AMOUNTS)

                                                          NINE MONTHS ENDED SEPTEMBER 30      THREE MONTHS ENDED SEPTEMBER 30
         -------------------------------------------------------------------------------------------------------------------------
                                                                 2003               2002              2003               2002
         -------------------------------------------------------------------------------------------------------------------------
         FUNDS FROM OPERATIONS                            $    89,239     $       50,306    $       27,474   $         18,208
         Contributions to reclamation fund                       (954)              (685)             (339)              (231)
         Convertible debenture interest                        (5,551)                --           (1,987)                  -
         -------------------------------------------------------------------------------------------------------------------------
         CASH AVAILABLE FOR DISTRIBUTION                       82,734             49,621            25,148             17,977
         Cash (applied to) funded from bank loan               (1,318)            (3,552)             3,514            (1,660)
         -------------------------------------------------------------------------------------------------------------------------
         UNITHOLDER DISTRIBUTIONS (a)                     $    81,416     $       46,069    $       28,662   $         16,317
         =========================================================================================================================
         UNITHOLDER DISTRIBUTIONS, PER UNIT               $      1.02     $         0.86    $         0.32   $           0.30
         =========================================================================================================================
         Number of units outstanding at period end         89,713,815         54,520,893        89,713,815         54,520,893
         =========================================================================================================================

         (a) Unitholder distributions of $2,738,000 for Trust Units issued to KeyWest shareholders were recorded as a cost of the acquisition. Including this amount, total Unitholder distributions are $84,154,000.

7.       RECONCILIATION OF ACCUMULATED UNITHOLDER AND DEBENTUREHOLDER
         DISTRIBUTIONS

                                                                                (000'S)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2001                                             $ (176,149)
         Unitholder distributions declared                                         (62,475)
         -----------------------------------------------------------------------------------
         BALANCE, DECEMBER 31, 2002                                               (238,624)
         Unitholder distributions declared                                         (81,416)
         Debentureholder interest (Note 8)                                          (5,551)
         -----------------------------------------------------------------------------------
         BALANCE, SEPTEMBER 30, 2003                                            $ (325,591)
         -----------------------------------------------------------------------------------

8.       CONVERTIBLE DEBENTURES

         On January 15, 2003, the Trust issued $75 million of 10.5% convertible unsecured subordinated debentures (the "Convertible Debentures"). Each Convertible Debenture has a $1,000 face value and is convertible into Trust Units at the holder's option at a conversion price of $7.25 per Trust Unit plus accrued and unpaid interest. The maturity date of the Convertible Debentures is January 31, 2008. The Convertible Debentures pay interest semi-annually on January 31 and July 31 and the first interest payment occurred on July 31, 2003. As a result of the Trust's option to settle the principal and interest obligation in Trust Units, the Convertible Debentures are treated as Unitholders' Capital. The net proceeds from the Convertible Debentures were $71.6 million after underwriter fees of $3.0 million and issue costs of $0.4 million. On September 30, 2003, the quoted market value of the Convertible Debentures was $77,270,000.

9.       FUTURE INCOME TAXES

         The future income tax recovery for the nine months ended September 30, 2003, has been increased by $8.5 million due to a revision of the future federal and Alberta income tax rates applicable to the Trust in the second quarter of 2003.

10.      SEVERANCE AND INTERNALIZATION EXPENSE

         These expenses represent one-time general and administrative expenses that are not expected to recur. Of this amount, $0.2 million was satisfied in Trust Units.

11.      NET INCOME PER TRUST UNIT

                                                      NINE MONTHS ENDED SEPTEMBER 30          THREE MONTHS ENDED SEPTEMBER 30
                                                            2003                2002                2003                 2002
         -------------------------------------------------------------------------------------------------------------------------
         Net income
         Basic (a)                                      $   0.52            $   0.37            $   0.08              $  0.14
         Diluted (a)                                    $   0.52            $   0.36            $   0.08              $  0.14
         -------------------------------------------------------------------------------------------------------------------------

         (a) The convertible debentures are anti-dilutive on diluted net income per unit. Therefore the basic calculation amount results in the most dilutive number. Basic and diluted net income per unit amounts are calculated using the weighted average number of Units outstanding for the period, which was 89,484,830 (2002 - Basic: 54,388,939; Diluted: 54,617,967) for
                  the three months ended September 30 and 80,194,075 (2002 -
                  Basic: 53,523,170; Diluted: 53,678,180) for the nine months ended September 30, 2003.

12.      FINANCIAL INSTRUMENTS

         The Trust uses commodity and foreign exchange swap contracts as well as fixed sales contracts with customers to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the three and nine months ended September 30, 2003 of $2,018,000 (2002 - loss of $935,420) and
         $11,979,000 (2002 - income of $190,715) respectively. These amounts are included in oil and natural gas revenue.

         The Trust also has power and heat hedging contracts to manage its exposure to increasing power costs, which resulted in hedging income of $285,000 for the three months ended September 30, 2003 (2002 - loss of $71,000) and $496,000 for the nine months ended September 30, 2003 (2002 - loss of $101,570). Power hedging gains and losses are included in operating expenses.

         The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

         At September 30, 2003 the Trust had the following contracts in place, which are settled on a monthly basis:

         COMMODITY                                  QUANTITY                        PERIOD                            PRICE
         -----------------------------------------------------------------------------------------------------------------------
         2003:
         -----------------------------------------------------------------------------------------------------------------------
         Crude Oil Financial Swaps                 500 bbl/d          Oct. 1/03-Dec. 31/03                    $24.38 US/bbl


                                                   500 bbl/d          Oct. 1/03-Dec. 31/03              Floor $20.00 US/bbl
                                                                                                      Ceiling $25.00 US/bbl

                                                 3,500 bbl/d          Oct. 1/03-Dec. 31/03          2nd Floor $19.16 US/bbl
                                                                                                    1st Floor $23.14 US/bbl
                                                                                                      Ceiling $28.13 US/bbl

         Foreign Exchange                       $45,190 US/d          Oct. 1/03-Dec. 31/03                      $1.5867 CDN

         Natural Gas Swaps -
             Financial                           4,741 Mcf/d          Oct. 1/03-Oct. 31/03                       $4.38 /Mcf
             Physical                            4,123 Mcf/d          Oct. 1/03-Dec. 31/03                       $6.94 /Mcf
             Physical 50% participating          2,216 Mcf/d          Oct. 1/03-Dec. 31/03                        $6.33/Mcf

         Natural Gas - collars                   4,123 Mcf/d          Oct. 1/03-Dec. 31/03                  Floor $4.75/Mcf
                                                                                                          Ceiling $6.46/Mcf

                                                  2,855Mcf/d          Oct. 1/03-Dec. 31/03              2nd Floor $4.62/Mcf
                                                                                                        1st Floor $5.47/Mcf
                                                                                                          Ceiling $8.04/Mcf

         Power Swap                           2 megawatts/hr          Oct. 1/03-Dec. 31/03                       $40.60/Mwh

         Heat Swap                            5 megawatts/hr          Oct. 1/03-Dec. 31/03                       8.2 GJ/Mwh
         -----------------------------------------------------------------------------------------------------------------------
         2004:
         -----------------------------------------------------------------------------------------------------------------------
         Crude Oil Collars                       1,500 bbl/d          Jan. 1/04-Jun. 30/04          2nd Floor $22.00 US/bbl
                                                                                                    1st Floor $25.33 US/bbl
                                                                                                      Ceiling $30.75 US/bbl
                                                   500 bbl/d           Jul.1/04-Dec. 31/04          2nd Floor $23.00 US/bbl
                                                                                                    1st Floor $27.00 US/bbl
                                                                                                      Ceiling $30.05 US/bbl
         Natural Gas Swaps -
             Physical
             Physical Participating              1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.09 /Mcf
                                                 1,896 Mcf/d          Jan. 1/04-Mar. 31/04                       $7.02 /Mcf
         Natural Gas collars                     1,896 Mcf/d          Jan. 1/04-Oct. 31/04              2nd Floor $5.27/Mcf
                                                                                                        1st Floor $6.33/Mcf
                                                                                                          Ceiling $7.65/Mcf
         Heat Swap                            5 megawatts/hr          Jan. 1/04-Dec. 31/04                       8.2 GJ/Mwh

13.      SUBSEQUENT EVENTS

         Pursuant to a short form prospectus dated September 26, 2003, the Trust issued 6.8 million Trust Units at $6.30 per unit for net proceeds of $40.7 million on a bought deal basis. The offering closed on October 7, 2003.

         On November 5, 2003, the revolving borrowing limit was reduced from $210.0 million to $185.0 million. The operating line of $15.0 million has not been changed, for a total borrowing limit of $200.0 million. All other terms of the Trust's credit facilities remain unchanged.


CONFERENCE CALL AND WEBCAST

Viking will host a conference call and Webcast for interested analysts, brokers, investors and media representatives to review the third quarter today, Wednesday, November 19, 2003 at 2:30 p.m. Mountain Standard time (4:30 p.m. Eastern Standard Time).

Participants may access the conference call by dialing: Toll-Free across North
America: 1-800-796-7558
Within Toronto and area:  416-640-4127

A recorded playback of the call will also be made available until December 3, 2003:
Toll-Free across North America:  1-877-289-8525, passcode 21026894#
Within Toronto and area:  416-640-1917, passcode 21026894#

To access the Viking Webcast:
http://www.newswire.ca/en/webcast/viewevent.cgi?eventid=693440
--------------------------------------------------------------

ABOUT VIKING

Viking Energy Royalty Trust is an open-end investment Trust that generates income from long-life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of the Trust Units who receive monthly distributions of the cash flow from the income. The Trust currently has 96,697,529 Units outstanding which trade on the Toronto Stock Exchange ("TSX") under the symbol "VKR.UN". Also listed on the TSX are the Trust's $74.3 million principal amount of 10.5-per-cent convertible unsecured subordinated debentures which trade under the symbol "VKR.DB".

For further information contact:


A. Kirk Purdy                           Viking Energy Royalty Trust
President and CEO                       Suite 400, 330-5th Avenue S.W.
                                        Calgary, Alberta, T2P 0L4
Wayne King
Executive Vice-President and CFO
                                        Ph:  (403) 268-3175
     or                                 Toll Free:  1-877-292-2527

Diane Phillips                          Email: vikingin@viking-roy.com
Investor Relations



     To find out more about Viking Energy Royalty Trust visit our website at
                              www.vikingenergy.com


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